UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92846Q107	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Michael Kirban
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,392,910
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,392,910
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,392,910
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.1%(1)
12	Type of Reporting Person (See Instructions) IN

(1)

Based on 55,514,780 shares of common stock outstanding on November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 17, 2021.

CUSIP NO. 92846Q107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
The Vita Coco Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
c/o The Vita Coco Company, Inc.
250 Park Avenue South, Seventh Floor
New York, New York 10003

Item 2(a).	Name of Person Filing:
Michael Kirban

Item 2(b).	Address of Principal Business Office or, if none, Residence:
250 Park Avenue South, Seventh Floor
New York, New York 10003

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:
92846Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,392,910(1)

(b)	Percent of class: 6.1%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,392,910(3)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,392,910(3)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)

Consists of (i) 25,000 shares of common stock held of record by Mr. Kirban directly, (ii) 546,000 shares of common stock that Mr. Kirban has the right to acquire upon the exercise of stock options which are currently exercisable, (iii) 2,026,229 shares of common stock held of record by the Michael Kirban 2010 Trust of which Mr. Kirban serves as trustee and has sole voting and dispositive power and (iv) 795,681 shares of common stock held of record by the Michael Kirban Revocable Trust of which Mr. Kirban serves as trustee and has sole voting and dispositive power.

(2)

Based on 55,514,780 shares of common stock outstanding on November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 17, 2021.

(3)

Consists of (i) 25,000 shares of common stock held of record by Mr. Kirban directly, (ii) 546,000 shares of common stock that Mr. Kirban has the right to acquire upon the exercise of stock options which are currently exercisable, (iii) 2,026,229 shares of common stock held of record by the Michael Kirban 2010 Trust of which Mr. Kirban serves as trustee and has sole voting and dispositive power and (iv) 795,681 shares of common stock held of record by the Michael Kirban Revocable Trust of which Mr. Kirban serves as trustee and has sole voting and dispositive power.

CUSIP NO. 92846Q107	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP NO. 92846Q107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

By:	/s/ Michael Kirban
Name:	Michael Kirban